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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15 )*

ALPHARMA INC.
(Name of Issuer)
Class A Common Stock, par value $.20 per share
(Title of Class of Securities)
001629 10 4
(CUSIP Number)
STEIN AUKNER
A.L. INDUSTRIER ASA
HARBITZALLEEN 3 0275 OSLO
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 28, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	001629 10 4	Page	2	of	5

1	NAMES OF REPORTING PERSONS: A. L. Industrier ASA

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Norway

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

AMENDMENT NO. 15 TO STATEMENT ON SCHEDULE 13D
     Pursuant to Rule 13d-2(a) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned (“Industrier”) hereby files this Amendment No. 15 to its Schedule 13D Statement dated February 10, 1997 (as amended from time to time, the “Schedule 13D”) relating to the Class A Common Stock, par value $0.20 per share, of Alpharma Inc. (the “Issuer”) to amend the items and schedules set forth herein. No amendment is made to the items or schedules not set forth below. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.
     ITEM 4. PURPOSE OF TRANSACTION
     The transactions contemplated by that certain Stock Purchase Agreement dated as of December 13, 2006 by and among Industrier, AS Wangs Fabrik, a Norwegian private limited liability company and wholly owned subsidiary of Industrier (“Wangs Fabrik”), the Issuer, Alpharma (Bermuda) Inc., a Delaware corporation (“ABI”), and Alpharma Euro Holdings Inc., a Delaware corporation (“AEHI”), which was previously filed as Exhibit 1 to Amendment 14 to Industrier’s Schedule 13D (the “Stock Purchase Agreement”), were consummated on December 28, 2006. Pursuant to the Stock Purchase Agreement, Wangs Fabrik sold 11,872,897 shares of Class B Common Stock, par value $0.20 per share, of the Issuer (the “Class B Common Stock”), which consisted of all of the issued and outstanding shares of Class B Common Stock, to ABI and AEHI for $25.50 per share for an aggregate purchase price of $302,758,873.50 (the “Closing”). To effectuate the Closing, the necessary conditions of the Stock Purchase Agreement were met, including, without limitation, Industrier and Wangs Fabrik receipt of shareholder approval by 2/3rds of their respective voting securities, the parties performed and complied with all of their covenants and agreements set forth in the Stock Purchase Agreement, and the representations and warranties of the parties were true and correct in all material respects as of the date of the Closing (except to the extent expressly made as of an earlier date). As a result, Wangs Fabrik no longer owns any shares of the Class B Common Stock and Industrier no longer beneficially owns any shares of the Class B Common Stock.
     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     (a) Upon consummation of the transactions contemplated by the Stock Purchase Agreement described in Item 4, Industrier no longer beneficially owns any shares of Class B Common Stock of the Issuer and thus no longer beneficially owns any shares of Class A Common Stock of the Issuer (Class B Common Stock was convertible into Class A Common Stock on a share-for-share basis). To Industrier’s knowledge, Sissener beneficially owns 406,167 shares of Common Stock, of which 27,500 are fully vested nonqualified options to purchase shares of Common Stock. Sissener owns less than 1.0% of the outstanding Common Stock (assuming conversion of the Class B Stock and the issuance of no shares of Common Stock pursuant to any outstanding options, warrants or convertible securities of the Issuer).

(Page 3 of 5)

     (b) Prior to the consummation of the transactions contemplated by the Stock Purchase Agreement described in Item 4, Wangs Fabrik, a wholly owned subsidiary of Industrier, was the record holder of the Class B Common Stock and Industrier possessed sole power to direct voting and disposition of such shares. Upon the Closing, Industrier no longer beneficially owns any shares of the Issuer and no longer possesses the power to direct voting and disposition. To Industrier’s knowledge, Sissener beneficially owns 406,167 shares of Common Stock, of which 27,500 are fully vested nonqualified options to purchase shares of Common Stock, and he possesses sole power to direct voting and disposition of the shares of Common Stock beneficially owned by him.
     (c) As described in Item 4, Industrier entered into the Stock Purchase Agreement by and among Wangs Fabrik, the Issuer, ABI, and AEHI on December 13, 2006 in New York, New York and consummated the transactions contemplated thereby on December 28, 2006 in New York, New York.
     (d) Not applicable.
     (e) As of the date of the Closing, December 28, 2006, Industrier ceased to be the beneficial owner of more than five percent of the class of the securities. As described in Item 4, the consummation of the transactions contemplated by the Stock Purchase Agreement involved the sale of all 11,872,897 shares of Class B Common Stock that Industrier had beneficially owned.

(Page 4 of 5)

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: December 29, 2006

A. L. Industrier ASA
By:	/s/ Stein Aukner
	Name:	Stein Aukner
	Title:	Managing Director

(Page 5 of 5)